Results of the Annual General Meeting of Shareholders of Woori Bank for Fiscal Year 2010

The annual general meeting of shareholders of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., was held on March 24, 2011 and all eight agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1)	Approval of financial statements of Woori Bank for fiscal year 2010

2)	Approval of amendments to the Articles of Incorporation of Woori Bank

3)	Appointment of standing directors of Woori Bank

4)	Appointment of outside directors who will serve as members of the Audit Committee

5)	Appointment of outside directors who will not serve as members of the Audit Committee

6)	Appointment of non-standing director of Woori Bank

7)	Appointment of the president and chief executive officer of Woori Bank

8)	Approval of the aggregate remuneration limit for directors of Woori Bank

•	Agenda details

-Approval of financial statements of Woori Bank for fiscal year 2010
(units: in millions of KRW, unless indicated otherwise)

Total Assets	223,488,079	Revenue	25,853,517

Total Liabilities	209,304,130	Operating Income	1,396,040

Capital Stock	3,829,783	Net Income	1,107,785

Total Shareholder’s	14,183,949	Earnings Per Share (KRW)	1,511
Equity

•	Approval of dividend for fiscal year 2010 (units: in KRW)

Dividend per common share	477

Dividend per preferred share	800

Total dividend amount	387,724,795,545

•	Appointment of directors of Woori Bank

Name	Date of Birth	Term / Appointment	Career & Academic Background
- Current) Chairman & CEO, Woori Finance Holdings
- CEO of the Seoul Philharmonic Orchestra
- CEO, Woori Investment & Securities
	Feb. 2,	3 years /	- Advanced Innovative Management (AIM) Course, KAIST
Pal-Seung Lee	1944	Re-appointment	- Bachelor of Law, Korea University
Soon Woo Lee	Dec.15, 1950	3 year / Re-appointment
- Current) Deputy President, Woori Bank
- Executive Vice President, Consumer Banking Business Unit of
Woori Bank
- Executive Vice President, Management Support Unit of Woori Bank
- Bachelor of Law, Sungkyunkwan University

Yong-Woo Kim	Nov.17, 1956	3 years /new appointment
- Current) Deputy Secretary General, The Board of Audit and
Inspection of Korea
- Inspector General, The Board of Audit and Inspection of Korea
- Chief of audit research institute, The Board of Audit and
Inspection of Korea
- Bachelor of Art (Economics), Yonsei University

•	Appointment of outside directors of Woori Bank

Name	Date of Birth	Term / Appointment	Career & Academic Background
Yong-Keun Lee	Apr.27, 1941	2 years /New appointment	- Governor, Financial Supervisory Service - Visiting Researcher, Columbia University - Advisor, Andersen Group Korea - Ph.D in Public Administration, Hanyang University

Chang-Ryul Baik	Mar.17, 1948	1 year / Re-appointment
- Current) Representative Director, Bizcom Management Consulting
- Representative Director, Hankyung Business Advisory
- Secretary General, Seoul Economic Forum
- Graduate School of Digital SME Business, Hansung University

Soong-Pyo Eun	Jul. 21, 1952	2 years /New appointment	- Current) Professor of Law, Yeungnam University - The Bank of Korea - Professor of Law & Police Science, Silla University - Ph.D. in Law, University of Tubingen, Germany

Hee-Yul Chai	Jan.23, 1960	2 years /New appointment
- Current) Professor of Economics, Kyonggi university
- Associate Professor, University of Lille, France
- Non-Executive Director, Financial Services Commission
- Ph.D. in Economics, University of Paris X, France

•	Appointment for Audit Committee members

Name	Term / Appointment
Yong-Woo Kim	3 years / New appointment

Soong-Pyo Eun	2 years / New appointment

* The term of appointment of Mr. Hee-Yul Chai will be from March 28, 2011 to the date of the annual general meeting of shareholders of Woori Bank for the relevant year in accordance with Article 29, Section 3 of Woori Bank’s articles of incorporation.